ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 25, 2014	Maureen A. Meredith T +1 617 951 7239
maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Anu Dubey, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Managers Funds (Registration Nos. 002-84012 and 811-03752)

Dear Ms. Dubey:

I am writing on behalf of The Managers Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 57 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on February 27, 2014, relating to Managers Global Income Opportunity Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

Prospectus

1. Comment: Please revise the Fund’s investment objective so that achievement of income is the Fund’s primary objective, consistent with Question 9 in the Frequently Asked Questions about Rule 35d-1 available on the SEC’s website.

Response: Question 9 in the Frequently Asked Questions about Rule 35d-1 provides that “[w]hen used by itself, the term ‘income’ in a fund’s name generally suggests that the fund emphasizes current income and does not suggest a type of investment.” The Trust respectfully submits that its investment objective, to achieve income and capital appreciation, is consistent with Question 9, and therefore the Trust respectfully declines to make the requested change.

2. Comment: Please confirm that the Expense Limitation and Recoupment Agreement referenced in a footnote to the Fund’s Annual Fund Operating Expenses table will be filed as an exhibit.

Response: The Trust confirms that the Fund’s Expense Limitation and Recoupment Agreement has been filed as an exhibit to Post-Effective Amendment No. 99 to the Trust’s Registration Statement, filed April 25, 2014, pursuant to Rule 485(b) under the 1933 Act.

3. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” in footnote 2 to the Annual Fund Operating Expenses table, please clarify that, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s annual fund operating expenses (exclusive of the items noted in the Prospectus) to exceed the contractual expense limitation amount that was in effect at the time fees were waived or expenses paid.

Response: During the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s annual fund operating expenses (exclusive of the items noted in the Prospectus) to exceed the lesser of the contractual expense limitation amount that was in effect at the time of the waiver or reimbursement or is in effect at the time of the recoupment. Because the recoupment provision in the Expense Limitation and Recoupment Agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

4. Comment: Please confirm that the impact of the Fund’s Expense Limitation and Recoupment Agreement is only reflected in the 1-year expenses under “Summary of the Fund – Expense Example.”

Response: The Trust confirms that the impact of the Fund’s Expense Limitation and Recoupment Agreement is only reflected in the 1-year expenses under “Summary of the Fund – Expense Example.”

5. Comment: Please confirm whether futures contracts are included or counted for purposes of the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds (debt securities). If futures contracts may be taken into account in assessing compliance with the Fund’s 80% policy, please explain how they are valued for purposes of the policy.

Response: The Trust confirms that futures contracts currently are not included in the numerator in assessing compliance with the Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds (debt securities). The Fund has flexibility to invest in futures contracts and may count such investments for purposes of its 80% policy in the future.

6. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please revise the sixth sentence to add a reference that below investment grade securities are “junk bonds.”

Response: The requested change has been made.

7. Comment: Under “Summary of the Fund – Principal Risks – Interest Rate Risk,” if the Fund does not limit duration, please add an example that shows the effect of a one percent increase in interest rates on a portfolio with a duration of ten years. If the Fund limits duration, please add an example that shows the effect of a one percent increase in interest rates on a portfolio with a duration representative of the Fund’s duration.

Response: An example of the effect of a concrete percentage change in interest rates is provided in the Prospectus in the section titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Interest Rate Risk”:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of five years would decline by about 5%. If rates decrease by a percentage point, the fund’s share price would rise by about 5%.

The Trust respectfully submits that the existing example is sufficient to explain the effect of changes in interest rates to investors, and therefore the Trust respectfully declines to make the requested change.

8. Comment: Under “Summary of the Fund – Performance,” in the Average Annual Total Returns table, please revise the row disclosing index returns, as required by Item 4 of Form N-1A, to read: “Barclays Global Aggregate Index (reflects no deduction for [fees, expenses or taxes]).” (emphasis added)

Response: The requested change has been made.

9. Comment: Under “Additional Information About the Fund – Summary of the Fund’s Principal Risks,” the third sentence states that: “As a general matter, when the Fund establishes certain derivative instrument positions, such as certain futures, options and forward contract positions, it will segregate liquid assets (such as cash, U.S. Treasury bonds or commercial paper) equivalent to the Fund’s outstanding obligations under the contract or in connection with the position.” Please confirm supplementally that the Fund segregates an appropriate amount of assets to cover its obligations in connection with derivative instruments.

Response: The Trust evaluates the Fund’s derivative positions for purposes of asset segregation based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust understands that the Staff may develop further guidance in this area, which could affect the Fund’s future operations.

10. Comment: Under “Additional Information About the Fund – Other Important Information About the Fund and its Investment Strategies and Risks – Investment Objective,” the disclosure states that the Fund’s investment objective may be changed without shareholder approval. Please also disclose what notice, if any, is provided by the Fund to its shareholders with respect to a change in investment objective.

Response: The requested change has been made. The Trust confirms that there is no shareholder notice requirement to change the Fund’s investment objective.

11. Comment: Under “Additional Information About the Fund – Summary of the Fund’s Principal Risks,” the first sentence under “Foreign Investment Risk” references investments in American Depositary Receipts and stock index futures. Please disclose whether investing in American Depositary Receipts and stock index futures is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that the Fund does not invest in American Depositary Receipts and stock index futures as a principal investment strategy.

12. Comment: Under “Financial Highlights,” please revise the lead-in paragraph to add the following sentence: “Certain information reflects financial results for a single Fund share.”

Response: The requested change has been made.

Statement of Additional Information

13. Comment: Please revise the section titled “Additional Investment Policies” to distinguish between principal and non-principal strategies.

Response: The Trust respectfully submits that the disclosure in the section titled “Additional Investment Policies” is currently presented in a user-friendly and Form-compliant manner. As disclosed in the paragraph introducing the section, it provides “additional information regarding the investment policies used by the Fund in an attempt to achieve its investment objective as stated in its Prospectus.” The specific principal investment strategies applicable to the Fund are described in the Prospectus in the sections titled “Summary of the Fund – Principal Investment Strategies” and “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies.”

14. Comment: The Staff notes that the section entitled “Additional Investment Policies – Derivative Instruments – Swaps, Caps, Floors and Collars” states that: “The Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owing to the Fund from the counterparty) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by segregating assets determined to be liquid by the Subadvisor in accordance with procedures established by the Trustees, to avoid any potential leveraging of the Fund’s portfolio.” If the Fund will write credit default swaps, please add disclosure that the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust confirms that the Fund does not write credit default swaps.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Caren Cunningham, Esq.

Michael Ponder, Esq.

Gregory C. Davis, Esq.

Rajib Chanda, Esq.